johnnic
communications

Johncom House
4 Biermann Avenue Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng
Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@johncom.co.za

RECEIVED
2004 DEC 17 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 November 2004

Attach CM's objectives

REF: JM/glh

04054128

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON DC
U.S.A.

Dear Sirs

<u>RE: JOHNNIC COMMUNICATIONS LIMITED: RULE 12G3-2(B)</u>
<u>FILE NO. 82-5184</u>

I refer to the above and attach hereto the reviewed interim results for the six months ended 30 September 2004 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12G3-2(b).

This information is provided under paragraph (1) of Rule 12G3-2(b) with the understanding that such information and documents will not be deemed to be "filled" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

<u>JOANNE MATISONN</u>
<u>GROUP SECRETARY</u>

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

Encl.

johnnic communications

The future of media & entertainment



ALEXANDER
Sunday Times
America divide
FOREVER AFRICA

REVIEWED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

"Headline earnings increase by 727% to R124 million"

Sunday Times
Gallo Music Group
Nu Metro
EXCLUSIVE BOOKS
MapStudio
Daily Dispatch
THE HERALD
I-Net Bridge
Financial Mail
STRUIK
BUSINESSDAY
mnet
SuperSport
Sowetan
SundayWorld

COMMENTARY

OVERVIEW

Strong financial results for the six-month period ended 30 September 2004 reflect the rewards of concentrating on operational value drivers and simplifying the corporate structure to deliver on the promises made to shareholders in recent years. These results include a positive contribution from the acquisition of the *Sowetan* and an additional interest in M-Net/SuperSport.

Revenue, margins and the effective tax rate have improved compared to the prior year.

RESULTS

Revenue for the six months under review increased by 52% to R1 953 million (2003: R1 284 million). Profit from continuing operations before exceptional items rose 800% to R153 million (2003: R17 million), with headline earnings rising 727% from R15 million in 2003 to R124 million.

Following a scheme of arrangement, M-Net/SuperSport linked shares were delisted from the JSE and Johncom increased its effective shareholding in the linked shares from 26,03% to 38,56% at a cost of R287 million on 15 April 2004.

In prior years, the group accounted for its interest in M-Net/SuperSport on the equity method. Johncom now recognises M-Net/SuperSport as a jointly-controlled entity and accounts for it in terms of accounting standard AC119: Interests in Joint Ventures, by proportionately consolidating its results.

The group's attributable earnings, accounting for the M-Net/SuperSport interest on the equity method, are restated below to assist comparison with previously reported interim results.

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	% change
Revenue	1 441	1 284	12
Cost of sales	(875)	(804)	
Gross profit	566	480	18
Operating expenses - net	(457)	(426)	
Depreciation & amortisation	(42)	(47)	
Exceptional items	56	44	
Profit from operations	123	51	141
Net finance income	2	1	
Share of profits of associates	86	68	
Profit before taxation	211	120	76
Taxation	(28)	(48)	
Profit after taxation	183	72	154
Minority interests	(3)	(1)	
Attributable earnings	180	71	154

The acquisition of New Africa Publications, owner of 50% of *Sunday World* and 100% of the *Sowetan*, effective from 2 July 2004, has not made a material contribution for the reporting period.

OPERATIONAL REVIEW

MEDIA

A strong upturn in advertising spend benefited the group's media titles. All the group's newspapers performed well, with flagship title, *Sunday Times*, and the Eastern Cape newspapers leading the way.

During the period, the Competition Commission approved the acquisition by Johncom of the *Sowetan* and the remaining 50% of *Sunday World*. These titles are now being integrated into the Johncom media division. Circulation and advertising sales of the *Sowetan* are showing strong signs of revival, following the appointment of a new publisher and editor-in-chief from Johncom. *Sunday World* is performing well ahead of expectations.

The magazine division bucked the overall trend of a static market and increased key circulations, while digital operations recorded a strong performance, sharply up on the previous year.

RETAIL

The group's retail operations consist of the Exclusive Books chain and Nu Metro Theatres. Both benefited from management attention and better retail trading conditions.

Exclusive Books delivered 6% growth on last year, with unit sales increasing 14% despite generally sluggish conditions in the worldwide book market.

Nu Metro Theatres increased attendances pleasingly by nearly 6%, well ahead of general market conditions. Nu Metro Theatres has showed steady improvement in market share and now has the top three cinemas in the country.

Both Nu Metro Theatres and Exclusive Books are cautiously optimistic that good holiday-season sales will be achieved.

BOOKS & MAPS

The books and maps division recorded a flat performance against the prior year, primarily due to soft retail sales in all territories at the start of the traditional August/September pre-holiday season.

South African operations performed reasonably well as a result of good performances in the Christian books, book distribution and electronic mapping business units. Struik Publishers, the illustrated publishing division, experienced difficult trading conditions with its largest customer and was also affected by a decline in tourism and increased competition.

Offshore operations yielded mixed performances, with Australia performing well while the UK and New Zealand lagged the prior year, mainly as a result of the more difficult retail environment in those territories. The restructure of the UK-based mapping division, Lovell Johns, is yielding results and it is expected to return to profitability for the full year.

HOME ENTERTAINMENT

A strong second quarter contributed to 20% growth in divisional sales on last year, resulting from better-than-expected sales of key titles: *The Passion of the Christ*, *Star Wars Trilogy* and *Brother Bear*, and good catalogue growth on DVD. However, higher-than-expected trade credits, content shifts and lower margins on catalogue impacted on the profit from operations in the retail business.

Piracy remains an ongoing challenge in the industry, eroding sales of new releases. A major industry-wide marketing campaign to alert consumers to the problem of piracy has been launched in the run-up to the festive season.

On a strategic level, management has renewed important studio licences and has embarked on a targeted campaign to drive DVD sales over the holiday period. The division has a strong line-up for the second six-month period.

MUSIC

Developments in the international music industry and market dynamics impacted on the performance of the Gallo music group during the period under review. Total revenue was 8% below the comparative period. However, improved margins, effective cost control and strategic marketing initiatives by management *contributed to improved results from operations relative to the* previous period.

Gallo maintained its strategic focus on the local music industry and achieved growth in units sold. Foreign royalty income and effective cost control contributed positively to the results of the Gallo music publishers division.

Management is confident that, given a strong festive trading quarter, repositioning of Warner Music International and favourable licence negotiations, performance will improve in the six-month period ahead.

AFRICA

Johncom Africa has continued its expansion programme into east and west Africa, exploring various media and entertainment opportunities.

In addition to the two cinema sites currently trading under the Nu Metro brand, two more cinema sites and two media stores are planned to open within the next six months.

Following our investment in Business Day Media Limited in Nigeria, we have relaunched the BusinessDay in that country, which is showing steady improvement.

The investment committee has approved capital expenditure for a number of additional projects for the 2005 and 2006 financial *years*.

DISTRIBUTION, MANUFACTURING & SUPPORT SERVICES

Nu Metro Film Distribution released the controversial *The Passion of the Christ*, which exceeded all expectations and is currently the fourth-biggest grossing box office release in South African history.

Licensors Warner Bros and 20th Century Fox contributed with a strong line-up of product, including *Harry Potter – Prisoner of Azkaban*, *Day After Tomorrow*, *Troy*, *I, Robot* and *Garfield*.

Compact Disc Technologies performed exceptionally well. An increased supply of DVD product, as well as audio and CD Rom discs, has assisted in increasing output. Better-than-anticipated levels of CD manufacturing also contributed to overall performance.

Entertainment Logistic Services, South Africa's leading distribution platform for music, VHS and DVD product, continues to enjoy increased volumes due to improved trade at customer level.

PAY TELEVISION (M-Net/SuperSport)

A higher subscriber base in South Africa during the review period resulted in increased subscription revenue. Advertising revenue benefited from the positive consumer spending environment during the period. The strong rand, however, continued to have a negative impact on revenue from the rest of the African continent. The results were also adversely affected by the revaluation of outstanding financial instruments in terms of accounting standard AC133: Financial Instruments - Recognition and Measurement.

ASSOCIATED COMPANIES

Caxton and CTP Publishers and Printers Limited (CTP)

Johncom's share of profits from CTP for the six-month period was ahead of both expectations and the comparable period. CTP benefited from the increased advertising expenditure of major retailers and packaged goods manufacturers in newspapers and magazines.

DIVIDENDS

During the financial reporting period, cash balances reduced as a result of an increased shareholding in M-Net/SuperSport and the acquisition of 90,5% of *New Africa Publications*. Accordingly, no dividend is proposed at the interim period.

PROSPECTS

Given increased consumer spending in a low interest rate environment and improved advertising expenditure, the solid trading results of the first half should be mirrored in the second half as we enter a festive season that is widely expected to be buoyant.

Mashudu Ramano — *Chairman*
Connie Molusi — *Group Chief Executive Officer*
Prakash Desai — *Group Finance & Operations Director*
24 November 2004

Income Statement

	Notes	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	% change	12 months ended 31 March 2004 Audited Rm
Revenue		1 953	1 284	52	2 698
Continuing		1 953	1 268	54	2 682
Disposed		–	16		16
Cost of sales		(1 201)	(804)		(1 645)
Gross profit		752	480	57	1 053
Operating expenses - net		(554)	(426)		(845)
Depreciation		(40)	(39)		(77)
Amortisation of intangibles		(6)	(3)		(6)
Goodwill amortisation		–	(5)		(9)
Profit from operations before exceptional items		152	7	2 071	114
Continuing		153	17	800	132
Disposed		(1)	(10)		(18)
Exceptional items	4	56	44		(29)
Profit from operations		208	51	308	85
Finance costs		(27)	(20)		(19)
Finance income		13	21		33
Share of profits of associates	5	52	68		189
Profit before taxation		246	120	105	288
Taxation	6	(63)	(48)		(95)
Profit after taxation		183	72	154	193
Minority interests		(3)	(1)		(6)
Attributable earnings		180	71	154	187
RECONCILIATION OF ATTRIBUTABLE EARNINGS TO HEADLINE EARNINGS					
Attributable earnings		180	71	154	187
Exceptional items after taxation and minority interests		(56)	(60)		(19)
Goodwill amortisation after minority interests		–	4		9
Headline earnings		124	15	727	177
Basic earnings per ordinary share (cents)					
Attributable		173	68	154	179
Headline		119	14	727	170
Continuing					
Attributable		174	89	96	203
Headline		120	25	380	188
Disposed					
Attributable		(1)	(21)		(24)
Headline		(1)	(11)		(18)
Diluted earnings per ordinary share (cents)					
Attributable		169	68	149	178
Headline		117	14	736	168
Number of ordinary shares in issue					
Weighted average ('000)		104 189	104 189		104 189
Diluted weighted average ('000)		106 202	104 189		105 246
At period end ('000)		104 189	104 189		104 189

Statement of Changes in Equity

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
Balance at 1 April	1 706	1 480	1 480
Attributable earnings	180	71	187
Variation of interests in associates	(17)	(2)	15
Dividend paid	(42)	(31)	(31)
Exchange differences arising on translation of foreign entities	–	3	–
Unrecognised loss in associate now proportionately consolidated	(22)	–	–
Movement on revaluation reserve arising on revaluation of listed equities	(72)	6	55
Ordinary shareholders' interest	1 733	1 527	1 706

Segmental Analysis

BUSINESS GROUPING	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	% change	12 months ended 31 March 2004 Audited Rm
Revenue				
Continuing operations				
Media	645	530	22	1 091
Retail	336	307	9	666
Books & Maps	138	140	(1)	267
Home Entertainment	158	132	20	282
Music	74	80	(8)	184
Africa	5	1	400	2
Distribution, manufacturing & support services	85	78	9	190
Pay television	512	–		–
	1 953	1 268	54	2 682
Disposed operations				
Hammicks	–	16		16
	1 953	1 284	52	2 698
Profit (loss) from operations before exceptional items				
Continuing operations				
Media	58	26	123	77
Retail	2	(12)	117	13
Books & Maps	7	6	17	11
Home Entertainment	17	16	6	31
Music	(1)	(2)	50	11
Africa	(8)	(4)	(100)	(6)
Distribution,manufacturing & support services	(7)	(13)	46	(5)
Pay television	85	–		–
	153	17	800	132
Disposed operations				
Hammicks	(1)	(10)		(18)
	152	7	2 071	114

Balance Sheet

As at	Notes	30 Sept 2004 Reviewed Rm	30 Sept 2003 Reviewed Rm	31 March 2004 Audited Rm
ASSETS				
Non-current assets				
Property, plant and equipment		288	245	203
Goodwill and intangible assets		365	37	48
Investments and loans	7	980	871	890
Deferred taxation		104	83	113
		1 737	1 236	1 254
Current assets		1 814	1 201	1 466
Other current assets		1 453	880	925
Listed equities	8	34	75	125
Bank balances, deposits and cash	9	327	246	416
Total assets		3 551	2 437	2 720
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interest		1 733	1 527	1 706
Minority interests		35	9	28
Total equity		1 768	1 536	1 734
Non-current liabilities		194	143	143
Long term liabilities	10	34	25	17
Provision for post-retirement medical costs		128	113	121
Deferred taxation		32	5	5
Current liabilities		1 589	758	843
Non-interest bearing liabilities		1 396	676	743
Interest bearing liabilities		193	82	100
Total equity and liabilities		3 551	2 437	2 720
Net asset value per ordinary share				
Book value (rand)		17	15	16

Cash Flow Statement

	Note	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
Cash inflows/(outflows) from operating activities		117	(25)	113
Cash (outflows)/inflows from investing activities		(277)	244	265
Cash outflows from financing activities		(21)	(171)	(164)
Net (decrease)/increase in cash and cash equivalents		(181)	48	214
Cash and cash equivalents at beginning of period		332	116	116
Foreign entities translation adjustment		–	6	2
Cash and cash equivalents at end of period	9	151	170	332

Notes

1. **Basis of accounting**

   These summarised consolidated interim financial statements have been prepared using accounting policies that comply with the South African Statements of Generally Accepted Accounting Practice dealing with Interim Financial Reporting and the requirements of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2004, except for the adoption of AC140 : Business Combinations, in terms of which goodwill is no longer amortised and is instead considered for impairment under AC128 : Impairment of Assets. The effect of this change in accounting policy is a reduction of R6 million in amortisation charged to the income statement.

   The initial accounting for the increased interest in M-Net/SuperSport has been provisionally determined. Any adjustment arising from the completion of the initial accounting will be recognised by year-end, and is not expected to have a material impact on these interim results.

2. **Earnings per ordinary share**

   The calculation of attributable earnings per ordinary share and basic headline earnings per ordinary share is based on attributable earnings of R180 million (2003: R71 million) and headline earnings of R124 million (2003: R15 million) respectively, and a weighted average of 104 189 314 (2003: 104 189 314) ordinary shares in issue. The calculation of diluted attributable earnings per ordinary share and diluted headline earnings per ordinary share is based on attributable earnings of R180 million (2003: R71 million) and headline earnings of R124 million (2003: R15 million) respectively, and a weighted average of 106 201 696 (2003: 104 189 314) ordinary shares in issue.

3. **Reviewed results**

   These interim results have been reviewed by our auditors, Deloitte & Touche, who reported, "Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting, and the Companies Act in South Africa." A copy of their complete unqualified review report is available for inspection at the registered office of the company.

	6 months ended 30 Sept 2004 Reviewed Rm	6 months ended 30 Sept 2003 Reviewed Rm	12 months ended 31 March 2004 Audited Rm
4. Exceptional items			
Surplus realised on sale of listed equities	53	69	58
Net loss on disposal of Hammicks	–	(11)	(6)
Impairment of leases and assets at various Nu Metro Theatres sites	–	(9)	(79)
Other	3	(8)	(2)
	56	41	(29)
Share of associated company exceptional items	–	3	–
	56	44	(29)
5. Share of profits of associates			
Share of profits earned by associated companies	52	68	221
Reduction for unrecognised losses in respect of the prior period adjustment arising from the adoption of AC133	–	–	(32)
	52	68	189
6. Tax rate reconciliation	%	%	%
Standard rate	30	30	30
Deferred taxation not raised on assessed losses	3	16	5
Expenses not deductible for tax purposes	6	–	1
Exempt and capital profits	(7)	(11)	(6)
Difference attributable to associates	(6)	3	3
Other	–	2	–
	26	40	33
	Rm	Rm	Rm
7. Investments and loans			
Interest in associates	886	866	883
Listed shares at carrying value	445	533	438
Unlisted shares at carrying value	441	333	445
Other investments and loans	94	5	7
	980	871	890
Market value of listed shares	705	701	731
Directors' valuation of unlisted shares	648	669	1 218
8. Listed equities at market value			
Investment in MTN Group Limited	34	75	125
9. Cash and cash equivalents			
Bank balances, deposits and cash	327	246	416
Call borrowings	(176)	(76)	(84)
	151	170	332
10. Net cash			
Cash and cash equivalents	151	170	332
Long term liabilities	(34)	(25)	(17)
Short term borrowings	(17)	(6)	(16)
	100	139	299
11. Capital expenditure incurred	61	31	59
12. Contingent liabilities and commitments			
Guarantees	3	35	21
Unconditional purchase obligations - program & film rights	465	–	–
Contingent liabilities	12	1	12
Operating leases	714	883	784
- within one year	81	105	99
- more than one year	633	778	685
13. Capital expenditure commitments			
Contracted	–	4	–
Approved but not contracted	42	63	23
	42	67	23

The capital expenditure will be funded from future cash flows and borrowings.

JOHNNIC COMMUNICATIONS LIMITED (Johncom) Incorporated in the Republic of South Africa.
Registration number 1889/000352/06. Share code: JCM. ISIN Code: ZAE 000024584. American Depositary Receipt (ADR) programme CUSIP No: 47805P102. ADR to ordinary share: 1:1

Johncom House, 4 Biermann Ave, Rosebank 2196, Johannesburg
PO Box 1746, Saxonwold, 2132, Gauteng. www.johncom.co.za